INverso Corp.
4201 Massachusetts Avenue NW 8037C
Washington, DC 20016

Tia Jenkins
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20016

                                            February 13, 2006

Re: Your letter dated February 3, 2006

Dear Ms. Jenkins,

Thank you for your comment regarding our filing on forms 10-KSB and 10-QSB. We are making the necessary changes to financial statements to require with SFAS 7, and enclose a revised
opinion by our independent accountant.
However, we are unable to submit the letter from our previous auditor, Linda Walden CPA, because the firm has not furnished us with a written consent to include her opinion in our
filing.

We have requested such a consent last week, but do not expect to receive one due to past correspondence with this furm.
During August 2005, Linda Walden CPA notified us through an
unsigned fax that:

  "As you know, you did not retain us to do further work.
   No further communication will be had regarding the above
   until an engagement letter is signed and a retainer
   received. Thank you."

The Registrant believes that the consent to include a previously issued opinion is covered by the prior engagement letter, as it relates to work performed in connection with that engagement.
The registrant does not believe that it should have to re-engage an accountants whose engagement has been terminated in order to complete subsequent filings.
This has been communicated to Linda Walden CPA repeatedly last year, but in light of the above mentioned fax received from that firm, the Registrant feels that it is unlikely to receive a
response from Linda Walden CPA, and therefore informs the
Commission of its inability to include the prior auditor's
opinion letter the filing.

The following changes have been made to this filing:
- Pages 9-10: Updated opinion letter from our independent accountant;
- page 12: cumulative revenue and expenses added to the statement of income; column from inception to 6/30/05 has been added;
- page 14: cumulative inflows and outflows of cash added to the statement of cash flows; column from inception to 6/30/05 has been added;
- page 15: Note 1, part a was amended to clarify that the registrant is in development stage.

The Registrant acknowledges that:
it is responsible for the adequacy and accuracy of the
disclosure in its filing;
staff comments of changes to disclosure in response to
staff comments do not foreclose the Commission from taking
any action with respect to the filing; and
the company may not assert staff comments in a defense in
any proceeding initiated by the Commission or any person
under the federal securities laws of the United States.

Yours sincerely,

/s/ SERGE ATLAN
Serge Atlan
Chairman

/s/ THOMAS KIRCHNER
Thomas Kirchner
Chief Executive Officer